BC FORM 51-102F3
SECURITIES ACT

MATERIAL CHANGE REPORT

Item 1:	NAME AND ADDRESS OF COMPANY

ENERGY METALS CORPORATION
1238 – 200 Granville Street
Vancouver, BC V6C 1S4

Item 2:	DATE OF MATERIAL CHANGE

November 15, 2006

Item 3:	NEWS RELEASE

November 15, 2006 through the facilities of the Toronto Stock Exchange.

Item 4:	SUMMARY OF MATERIAL CHANGE

Energy Metals Corporation and High Plains Uranium, Inc. announced the signing of a definitive agreement relating to the business combination of the two companies as well as two joint venture option agreements relating to uranium projects in the Gas Hills and North Platte areas of the State of Wyoming.

Item 5:	FULL DESCRIPTION OF MATERIAL CHANGE

Energy Metals Corporation and High Plains Uranium, Inc. announced the signing of a definitive agreement relating to the business combination of the two companies as well as two joint venture option agreements relating to uranium projects in the Gas Hills and North Platte areas of the State of Wyoming.

The terms of the business combination and joint venture option agreements remain essentially unchanged from the letter of intent announced on August 15, 2006. As previously announced, the business combination will occur by way of a share exchange at a deemed value of C$1.15 per High Plains common share, provided that the number of High Plains common shares to be exchanged for each EMC common share shall not be less than 4.5 or greater than 6.2 High Plains common shares. For purposes of calculating the share exchange ratio, EMC’s common shares will be attributed a value equal to the volume-weighted average trading price on the 20 trading days prior to the close of the business combination.

The joint venture option agreements relate to uranium properties in the Gas Hills and North Platte areas of Wyoming. EMC may exercise its option by: (i) for the six-month period following August 14, 2006, making all Federal claim filing fees in respect of the two properties; and (ii) for the 30-month period thereafter, spending $2,000,000 for exploration and development of each property or, in the alternative, paying all or a portion of that amount to High Plains. Upon EMC completing all of its obligations relative to a property, EMC and High Plains will enter into a joint venture agreement, under terms already negotiated, resulting in EMC having a 51% interest and High Plains having a 49% interest in that property. In addition, EMC will contribute to such joint venture(s) interests it controls in certain pre-determined adjacent properties to the joint venture property(s) as well as pre-determined data relative to those property(s).

Since the LOI was signed in mid-August, both companies have made significant progress towards their common goal of becoming uranium producers. EMC has continued developing their La Palangana deposit and the Hobson uranium production facility, both in south Texas. Four drills are currently turning on the 6,300 acre property. EMC also began drilling its Nine Mile Project in the Powder River Basin, Wyoming. EMC has also obtained a National Instrument 43-101 compliant technical report on the JAB Uranium Project located in the northern portion of the Great Divide Basin in Wyoming. High Plains has continued drilling, base line data gathering and hydrological work on the Allemand Ross project in Wyoming. In addition, a key lease has been signed in the North Platte area such that the combined property interests of EMC and High Plains in the area represent over 80% of the known mineralized area, with negotiations ongoing to lease the remaining surface rights.

High Plains is currently preparing a circular for distribution to its securityholders in respect of a special meeting to approve the business combination. While exact dates remain to be determined, it is expected that the circular will be mailed to securityholders by early December.

A meeting date is expected to be announced shortly, and will replace the previously announced meeting date of November 30, 2006.

High Plains is also pleased to announce that it has settled payment terms of an M&A advisory agreement with Casimir Capital LP. As part of the settlement, High Plains will be issuing, prior to the business combination and subject to regulatory approval, 3,100,000 warrants of High Plains, each warrant exercisable into a common share of High Plains for a period of 12 months, at an exercise price of CAD$1.39. Additional cash consideration of USD$500,000 will be paid by High Plains to Casimir on closing of the business combination with EMC. The payment to Casimir relates to a transaction fee in connection with the business combination with EMC.

Item 6:	RELIANCE ON SUBSECTION 7.1(2) or (3) of NATIONAL INSTRUCTION 51- 102

N/A

Item 7:	OMITTED INFORMATION

N/A

Item 8:	EXECUTIVE OFFICER

Paul Matysek – President & Director	Tel: 604-684-9007

Item 9:	DATE OF REPORT

Dated at Vancouver, B.C. this 16th day of November, 2006.

“Paul Matysek”

PAUL MATYSEK, President & Director